Exhibit 99.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes conducted at the Annual Meeting of Shareholders of Fairfax Financial Holdings Limited (the “Corporation”) held on April 10, 2025.

There were present at the meeting registered shareholders and proxy holders holding or authorized to vote 13,788,790 subordinate voting shares (carrying one vote per share), being 60.5% of the issued and outstanding subordinate voting shares of the Corporation, and one proxy holder authorized to vote 1,548,000 multiple voting shares, being 100% of the issued and outstanding multiple voting shares of the Corporation.

Election of Directors

Each of the nominee directors listed in the Corporation’s management proxy circular dated March 7, 2025 (the “Circular”) was elected as a director. The voting results for the twelve directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Vote Against (Aggregate)%		Vote For (Subordinate Voting Shares)%		Vote Against (Subordinate Voting Shares)%
Robert J. Gunn	27,865,053	95.18	1,410,143	4.82	11,495,427	89.07	1,410,143	10.93
David L. Johnston	28,997,648	99.05	277,551	0.95%	12,628,022	97.85	277,551	2.15
Karen L. Jurjevich	28,603,796	97.71	671,400	2.29	12,234,170	94.80	671,400	5.20
Christine A. Magee	29,132,616	99.51	142,583	0.49%	12,762,990	98.90	142,583	1.10
R. William McFarland	27,562,516	94.15	1,712,684	5.85	11,192,890	86.73	1,712,684	13.27
Christine N. McLean	28,967,761	98.95	307,438	1.05	12,598,135	97.62	307,438	2.38
Brian J. Porter	29,113,736	99.45	161,464	0.55	12,744,110	98.75	161,464	1.25
Timothy R. Price	28,214,644	96.38	1,060,552	3.62	11,845,018	91.78	1,060,552	8.22
Lauren C. Templeton	29,114,920	99.45	160,279	0.55	12,745,294	98.76	160,279	1.24
Benjamin P. Watsa	28,959,465	98.92	315,735	1.08	12,589,839	97.55	315,735	2.45
V. Prem Watsa	27,576,707	94.20	1,698,479	5.80	11,207,081	86.84	1,698,479	13.16
William C. Weldon	26,809,775	91.58	2,465,422	8.42	10,440,149	80.90	2,465,422	19.10

Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as the auditor of the Corporation. The Corporation received proxies with regard to the vote on the appointment of PricewaterhouseCoopers LLP, directing as set forth in the table below:

Vote For (Aggregate)%		Withhold Vote (Aggregate)%
27,760,609	92.05	2,397,268	7.95

Shareholder Proposal

The shareholder proposal requesting that the Corporation disclose its financed emissions, across all material scopes, in absolute terms, as more fully described in Schedule A to the Circular, was not passed. The Corporation received proxies with regard to the vote on the shareholder proposal, directing as set forth in the table below:

Vote For (Aggregate)%		Vote Against (Aggregate)%
5,285,648	18.06	23,989,540	81.94

Toronto, Ontario

April 11, 2025

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ Derek Bulas
Name:	Derek Bulas
Title:	Vice President, Chief Legal Officer and Corporate Secretary